SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D1

Under the Securities Exchange Act of 1934

(Amendment No.     )2

MASISA S.A.

(Name of Issuer)

Shares of Common Stock, without nominal (par) value,

including shares evidenced by American Depositary Shares

(Title of Class of Securities)

Not applicable3

(CUSIP Number)

Nueva Holding Inc.

Av. Apoquindo No. 3650, Piso 11

Las Condes, Santiago

Chile

Attention: Andreas Torgler

Tel. (56-2) 345-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Jones Day
222 East 41st Street
New York, New York 10017
Attention: Richard M. Kosnik, Esq.
Tel. (212) 326-3939

March 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

[1]

One of the Reporting Persons, Alex Max Schmidheiny, previously filed a Schedule 13D on May 31, 2007 (File No. 005-81441). For Mr. Schmidheiny, this Schedule 13D is an amendment to the previously filed Schedule 13D and he is being incorporated hereunder as a joint filer.

[2]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

[3]

American depositary receipts (“ADRs”) of Masisa S.A. (the “Issuer”), representing shares of common stock without nominal (par) value (the “Common Stock”) of the Issuer, were issued under CUSIP number 574800-10-8. The shares of Common Stock being reported by the Reporting Persons filing this Schedule I3D are shares of the Issuer’s Common Stock and not the Issuer’s ADRs. The Issuer’s ADRs were delisted from the New York Stock Exchange on March 13, 2008 pursuant to the filing of a Form 25 with the Securities and Exchange Commission (the “SEC”) (File No. 001-32555).

CUSIP No. Not applicable*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nueva Holding Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,721,267,598
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,721,267,598

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,267,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.7%
14	TYPE OF REPORTING PERSON CO

*	ADRs of the Issuer, representing shares of Common Stock, were issued under CUSIP number 574800-10-8. The shares of Common Stock being reported by the Reporting Persons filing this Schedule 13D are shares of the Issuer’s Common Stock and not the Issuer’s ADRs.

CUSIP No. Not applicable*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Foralco Holding Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,721,267,598
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,721,267,598

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,267,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.7%
14	TYPE OF REPORTING PERSON CO

*	ADRs of the Issuer, representing shares of Common Stock, were issued under CUSIP number 574800-10-8. The shares of Common Stock being reported by the Reporting Persons filing this Schedule 13D are shares of the Issuer’s Common Stock and not the Issuer’s ADRs.

CUSIP No. Not applicable*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GN Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF and BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 700,000,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 700,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON CO

*	ADRs of the Issuer, representing shares of Common Stock, were issued under CUSIP number 574800-10-8. The shares of Common Stock being reported by the Reporting Persons filing this Schedule 13D are shares of the Issuer’s Common Stock and not the Issuer’s ADRs.

CUSIP No. Not applicable*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GN Inversiones Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 700,000,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 700,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON CO

*	ADRs of the Issuer, representing shares of Common Stock, were issued under CUSIP number 574800-10-8. The shares of Common Stock being reported by the Reporting Persons filing this Schedule 13D are shares of the Issuer’s Common Stock and not the Issuer’s ADRs.

CUSIP No. Not applicable*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Nueva S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,021,267,598
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,021,267,598

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,267,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.3%
14	TYPE OF REPORTING PERSON CO

*	ADRs of the Issuer, representing shares of Common Stock, were issued under CUSIP number 574800-10-8. The shares of Common Stock being reported by the Reporting Persons filing this Schedule 13D are shares of the Issuer’s Common Stock and not the Issuer’s ADRs.

CUSIP No. Not applicable*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Inversiones Forestales Los Andes, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,258,801,116
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,258,801,116

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,258,801,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14	TYPE OF REPORTING PERSON CO

*	ADRs of the Issuer, representing shares of Common Stock, were issued under CUSIP number 574800-10-8. The shares of Common Stock being reported by the Reporting Persons filing this Schedule 13D are shares of the Issuer’s Common Stock and not the Issuer’s ADRs.

CUSIP No. Not applicable*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VIVA Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,721,267,598
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,721,267,598

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,267,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.7%
14	TYPE OF REPORTING PERSON OO

*	ADRs of the Issuer, representing shares of Common Stock, were issued under CUSIP number 574800-10-8. The shares of Common Stock being reported by the Reporting Persons filing this Schedule 13D are shares of the Issuer’s Common Stock and not the Issuer’s ADRs.

CUSIP No. Not applicable*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bamont Trust Company Limited, as Trustee, on behalf of the VIVA Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,721,267,598
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,721,267,598

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,267,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.7%
14	TYPE OF REPORTING PERSON OO

*	ADRs of the Issuer, representing shares of Common Stock, were issued under CUSIP number 574800-10-8. The shares of Common Stock being reported by the Reporting Persons filing this Schedule 13D are shares of the Issuer’s Common Stock and not the Issuer’s ADRs.

CUSIP No. Not applicable*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alex Max Schmidheiny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,721,267,598
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,721,267,598

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,267,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.7%
14	TYPE OF REPORTING PERSON IN

*	ADRs of the Issuer, representing shares of Common Stock, were issued under CUSIP number 574800-10-8. The shares of Common Stock being reported by the Reporting Persons filing this Schedule 13D are shares of the Issuer’s Common Stock and not the Issuer’s ADRs.

CUSIP No. Not applicable*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Advisory Committee of the VIVA Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,721,267,598
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,721,267,598

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,267,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.7%
14	TYPE OF REPORTING PERSON OO

*	ADRs of the Issuer, representing shares of Common Stock, were issued under CUSIP number 574800-10-8. The shares of Common Stock being reported by the Reporting Persons filing this Schedule 13D are shares of the Issuer’s Common Stock and not the Issuer’s ADRs.

CUSIP No. Not applicable*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Roberto Artavia Loria, as Protector of the VIVA Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,721,267,598
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,721,267,598

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,267,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.7%
14	TYPE OF REPORTING PERSON IN

*	ADRs of the Issuer, representing shares of Common Stock, were issued under CUSIP number 574800-10-8. The shares of Common Stock being reported by the Reporting Persons filing this Schedule 13D are shares of the Issuer’s Common Stock and not the Issuer’s ADRs.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, without nominal (par) value (the “Common Stock”) of Masisa S.A., a Chilean corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Avenida Apoquindo No. 3650, Piso 10, Las Condes, Santiago, Chile.

Item 2.	Identity and Background.

(a) This statement is being filed by Nueva Holding Inc. (“Nueva Holding”); Foralco Holding Inc. (“Foralco”); GN Holding S.A. (“GNH”); GN Inversiones Limitada (“GNL”); Grupo Nueva S.A. (“Grupo Nueva Chile”); Inversiones Forestales Los Andes, S.A. (“Los Andes”); the VIVA Trust; Bamont Trust Company Limited, as Trustee (the “Trustee”) on behalf of the VIVA Trust; Alex Max Schmidheiny, the Advisory Committee (the “Advisory Committee”) of the VIVA Trust; and Roberto Artavia Loria, as protector of the VIVA Trust (the “Protector”, together with Nueva Holding, Foralco, GNH, GNL, Grupo Nueva Chile, Los Andes, the VIVA Trust, the Trustee, Alex Max Schmidheiny and the Advisory Committee, the “Reporting Persons”).

As of the date hereof, Grupo Nueva Chile, Los Andes and GNL hold of record 1,762,466,482, 1,258,801,116 and 700,000,000 shares of Common Stock of the Issuer, respectively. Grupo Nueva Chile owns 99.9% of the outstanding share capital of Los Andes. These three entities own an aggregate of 3,721,267,598 shares of the Common Stock, representing 65.7% in the aggregate of the total outstanding Common Stock.

The remaining 34.3% of the Issuer’s Common Stock is publicly held in Chile, where it trades on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaíso Stock Exchange.

Los Andes is a 99.9% owned subsidiary of Grupo Nueva Chile, which is a 99.9% owned subsidiary of Foralco. GNL is a 99% owned subsidiary of GNH, which is a wholly owned subsidiary of Foralco. Foralco is a wholly owned subsidiary of Nueva Holding, which is a wholly owned subsidiary of Inversiones VIVA Finance S.A., BVI (“VIVA Finance”). Foralco and Nueva Holding are corporations organized under the laws of Panama, and VIVA Finance is a corporation organized under the laws of the British Virgin Islands.

The VIVA Trust is an irrevocable trust established for the benefit of certain charities and charitable purposes. The Bamont Trust Company Limited, as Trustee, on behalf of the VIVA Trust, owns 100% of the outstanding share capital of VIVA Finance. The Trustee manages the VIVA Trust property as directed by the Advisory Committee of the VIVA Trust.

The Advisory Committee is a committee established as part of the VIVA Trust which must consist of between two and seven members and may only act by majority vote. The Advisory Committee presently has four members. The Advisory Committee, through the Trustee, controls VIVA Finance. The Advisory Committee, as part of the VIVA Trust, was formed and exists within the VIVA Trust.

Pursuant to the terms of the VIVA Trust, the members of the Advisory Committee and the Trustee may be appointed and removed, subject to applicable law, by the Protector of the VIVA Trust. In addition, the Protector casts the deciding vote on any matter voted on by the Advisory Committee in the event of an even cast of votes by its members.

Prior to May 21, 2007, Stephan Schmidheiny, as the settlor of the VIVA Trust, had the power to appoint and remove the Protector subject to applicable law. However, pursuant to an amendment dated May 21, 2007 to the Deed of Trust for the VIVA Trust, Stephan Schmidheiny transferred the power to appoint and remove the Protector to Alex Max Schmidheiny (the “Transfer”). Subsequent to the Transfer, Stephan Schmidheiny no longer has any power, direct or indirect, over the VIVA Trust, the Trustee, the Advisory Committee or the Protector.

Although Alex Max Schmidheiny is included as a Reporting Person in this Schedule 13D, and is providing the information required by Schedule 13D, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the filing of this Schedule 13D shall not be construed as an admission that he has, as a result of the Transaction (as defined below) or otherwise, (A) direct or indirect voting power which includes the power to vote, or to direct the voting of, and/or (B) direct or indirect investment power which includes the power to dispose, or to direct the disposition of, any shares of Common Stock.

(b)	The address of the principal business office of each of Nueva Holding, Foralco, GNH, GNL, Grupo Nueva Chile and Los Andes is Avenida Apoquindo No. 3650, Piso 11, Las Condes, Santiago, Chile.

The address of the principal business office of the VIVA Trust, the Trustee and the Advisory Committee is PO Box SS-6373, Bahamas Financial Centre 4th Floor, Shirley and Charlotte Streets, Nassau, New Providence, The Bahamas.

The address of the principal business office of the Protector, as of the date of this Schedule 13D, is Hurdnerstr. 10, Hurden, Switzerland.

The address of the principal business office of Alex Max Schmidheiny is Casa 43 Avenida Amistad, Esq. Calle Tulipán Africano, Albrook, Panama City, Republic of Panama.

(c)	Nueva Holding is a holding company that primarily holds interests in forestry and other assets.

Foralco, GNH, GNL, Grupo Nueva Chile and Los Andes are holding companies that primarily hold interests in forestry.

The Trustee, acting on behalf of the VIVA Trust and upon the direction of the Advisory Committee, holds and manages certain property including its 100% ownership of VIVA Finance. The principal business of the VIVA Trust and the Advisory Committee are set forth in Item 2(a), above.

The principal occupation of the Protector, in his individual capacity, in addition to his consulting work with Avina Stiftung in Switzerland, is as former Rector and current Professor of Instituto Centroamericano de Administración de Empresas (“INCAE”).

The principal occupation of Alex Max Schmidheiny is investor.

(d)	During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Each of Nueva Holding and Foralco is a corporation organized under the laws of Panama.

Each of GNH, GNL Grupo Nueva Chile and Los Andes is a corporation organized under the laws of Chile.

The Viva Trust, the Trustee and the Advisory Committee are each organized under the laws of the Commonwealth of The Bahamas.

The Protector on the date of this Schedule 13D is a citizen of Costa Rica.

Alex Max Schmidheiny on the date of this Schedule 13D is a citizen of Switzerland.

The names, business addresses, principal occupation or employment and citizenship of (i) each director of Nueva Holding, Foralco, GNH, GNL, Grupo Nueva Chile, Los Andes, VIVA Finance, the Trustee, and (ii) each member of the Advisory Committee are set forth in Schedule A to this Schedule 13D. The responses to Items 2(d) – (e), above, include the responses of each officer, director and member referred to in the immediately preceding sentence.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the funds used by GNL to acquire the Common Stock in the transaction described below for which this Schedule 13D is being filed (the “Transaction”) came from funds of Nueva Holding available for investment and through a bank loan granted by Rabobank Curaçao N.V. GNL acquired the Common Stock covered by this Schedule 13D as a block purchase by which GNL approached a limited number of Chilean pension funds that owned the Issuer’s Common Stock and negotiated to purchase their Common Stock. GNL reached a verbal agreement with the pension funds as to the amount and price of the Common Stock to be purchased, which was at a premium to the market price on the date of purchase. The agreed amount of Common Stock was offered for sale in an auction on the Santiago Stock Exchange that was conducted on March 20, 2008. In the auction, GNL acquired 700,000,000 shares of Common Stock at 115 Chilean Pesos per share, for an aggregate purchase price of 80,500,000,000 Chilean Pesos.

Item 4.	Purpose of Transaction.

The Transaction was solely for investment purposes. Prior to the Transaction, Nueva Holding, beneficially owned indirectly through Foralco, Grupo Nueva Chile, and Los Andes, in the aggregate 53.3% of the Issuer’s Common Stock and had a controlling interest in the Issuer. In the Transaction, GNL acquired 12.4% of the Issuer’s Common Stock, thereby increasing the aggregate ownership interest, indirectly, of Nueva Holding to 65.7%.

The Reporting Persons, subject to the terms of the VIVA Trust and any restrictions imposed by applicable law, may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of shares of Common Stock at prices deemed favorable, the Issuer’s business or financial condition and other factors and conditions the Reporting Persons deem appropriate. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

Except as otherwise set forth in this Schedule 13D, as of the date hereof, the Reporting Persons do not have any present plans or proposals which could relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The ownership percentages and shares set forth below are valid as of March 20, 2008, after the purchase by GNL of 700,000,000 shares of the Issuer’s Common Stock:

(i) Nueva Holding, through its direct control of Foralco and its indirect control of Grupo Nueva Chile, Los Andes, GNH and GNL, has (A) indirect voting power which includes the indirect power to direct the voting of, and (B) indirect investment power which includes the indirect power to direct the disposition of the 3,721,267,598 shares of Common Stock held by Grupo Nueva Chile, Los Andes and GNL. As a result, Nueva Holding may be deemed to beneficially own the 3,721,267,598, or 65.7%, shares of Common Stock owned by Grupo Nueva Chile, Los Andes and GNL;

(ii) Foralco, through its direct control of Grupo Nueva Chile and GNH and its indirect control of Los Andes and GNL, has (A) indirect voting power which includes the indirect power to direct the voting of, and (B) indirect investment power which includes the indirect power to direct the disposition of 3,721,267,598, or 65.7%, shares of Common Stock held by Grupo Nueva Chile, Los Andes and GNL;

(iii) GNH through its 99% ownership interest in GNL has (A) indirect voting power which includes the indirect power to direct the voting of, and (B) indirect investment power which includes the indirect power to direct the disposition of 700,000,000 shares of Common Stock held by GNL. As a result, GNH may be deemed to beneficially own the 700,000,000, or 12.4%, shares of Common Stock owned by GNL;

(iv) GNL through its direct ownership interest in the Issuer has (A) direct voting power which includes the direct power to direct the voting of, and (B) direct investment power which includes the direct power to direct the disposition of the 700,000,000, or 12.4%, shares of Common Stock held by GNL;

(v) Grupo Nueva Chile (by itself and through its 99.9% ownership interest in Los Andes) holds a majority interest in the Issuer and has (A) direct and indirect voting power which includes the direct and indirect power to direct the voting of, and (B) direct and indirect investment power which includes the direct and indirect power to direct the disposition of the 3,021,267,598 or 53.3%, shares of Common Stock held directly by and indirectly by Grupo Nueva Chile and Los Andes. Included in the aggregate amount of shares of Common Stock are 1,258,801,116, or 22.2%, shares of Common Stock owned directly by Los Andes and with respect to which Grupo Nueva Chile and Los Andes share voting and investment power;

(vi) Neither the Advisory Committee nor any of its members currently have, nor may any of them have at any future time, an economic interest in the property held in trust by the VIVA Trust. As a result of its power to direct the Trustee, however, the Advisory Committee may be deemed to possess (A) indirect voting power which includes the indirect power to direct the voting of, and (B) indirect investment power which includes the indirect power to direct the disposition of the 3,721,267,598, or 65.7%, shares of Common Stock held by Grupo Nueva Chile, Los Andes and GNL;

(vii) The Protector does not currently have, and cannot have at any future time, an economic interest in the property held in trust by the VIVA Trust. However, as a result of the Protector’s power to appoint and remove the Trustee and members of the Advisory Committee, and to vote with the Advisory Committee as described in Item 2(a) above, the Protector may be deemed to possess (A) indirect voting power which includes the indirect power to direct the voting of, and (B) indirect investment power which includes the indirect power to direct the disposition of the 3,721,267,598, or 65.7%, shares of Common Stock held by Grupo Nueva Chile, Los Andes and GNL;

(viii) Alex Max Schmidheiny does not currently have, and cannot have at any future time, an economic interest in the property held in trust by the Trustee of the VIVA Trust. As a result of his power to appoint and remove the Protector, Alex Max Schmidheiny is providing the information required by Schedule 13D. However, pursuant to Rule 13d-4 of the Exchange Act, the filing of this Schedule 13D shall not be construed as an admission that Alex Max Schmidheiny has (A) direct or indirect voting power which includes the power to vote, or to direct the voting of, and/or (B) direct or indirect investment power which includes the power to dispose, or to direct the disposition of, any shares of Common Stock.

(b) The responses under this Item 5(b) with respect to each of the Reporting Persons and each person named on Schedule A are included in the responses of such persons to Item 5(a). The Reporting Persons may be deemed to have the shared power to vote and dispose of the shares of Common Stock that they beneficially own, by virtue of the relationships described in Item 5(a) above.

(c) To the best knowledge of the Reporting Persons, except as described in Items 3 and 4 above, none of the Reporting Persons or individuals named in Schedule A to this Schedule 13D have effected any transaction with respect to shares of Common Stock during the sixty days preceding the date hereof (other than transactions that may have been effected in the ordinary course of business in an agency or fiduciary duty capacity).

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 5 – Joint Filing Agreement among Nueva Holding Inc., Foralco Holding Inc., GN Holding S.A., GN Inversiones Limitada, Grupo Nueva S.A., Inversiones Forestales Los Andes, S.A., the VIVA Trust, Bamont Trust Company Limited, as Trustee of the VIVA Trust, Alex Max Schmidheiny, the Advisory Committee of the VIVA Trust, and Roberto Artavia Loria, as Protector of the VIVA Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 31, 2008

NUEVA HOLDING INC.

By:	/s/ Carlos Marín
Carlos Marín Attorney-in-fact

By:	/s/ Andreas Torgler
Andreas Torgler Attorney-in-fact

FORALCO HOLDING INC.

By:	/s/ Carlos Marín
Carlos Marín Director

By:	/s/ Andreas Torgler
Andreas Torgler Director

GN HOLDING S.A.

By:	/s/ Carlos Marín
Carlos Marín Director

By:	/s/ Andreas Torgler
Andreas Torgler Director

GN INVERSIONES LIMITADA

By:	/s/ Carlos Marín
Carlos Marín Attorney-in-fact

By:	/s/ Andreas Torgler
Andreas Torgler Attorney-in-fact

GRUPO NUEVA S.A.

By:	/s/ Carlos Marín
Carlos Marín Director

By:	/s/ Andreas Torgler
Andreas Torgler Director

INVERSIONES FORESTALES LOS ANDES, S.A.

By:	/s/ Carlos Marín
Carlos Marín Director

By:	/s/ Andreas Torgler
Andreas Torgler Director

VIVA TRUST, by Bamont Trust Company Limited as Trustee

By:	/s/ Patrick A. Nielson(1)
Patrick A. Nielson as attorney-in-fact for Christian Verling & Rafael Morice, as Directors

BAMONT TRUST COMPANY LIMITED as Trustee of the VIVA Trust

By:	/s/ Patrick A. Nielson(1)
Patrick A. Nielson as attorney-in-fact for Christian Verling & Rafael Morice, as Directors

ADVISORY COMMITTEE of the VIVA Trust

By:	/s/ Patrick A. Nielson(2)
Patrick A. Nielson as attorney-in-fact for Peter Fuchs, as Chairman

ALEX MAX SCHMIDHEINY

By:	/s/ Patrick A. Nielson(3)
Patrick A. Nielson as attorney-in-fact for Alex Max Schmidheiny

PROTECTOR of the VIVA Trust

By:	/s/ Patrick A. Nielson(4)
Patrick A. Nielson as attorney-in-fact for Roberto Artavia Loria, as Protector of the VIVA Trust

(1)	As Attorney-in-fact for Christian Verling and Rafael Morice, pursuant to the Powers of Attorney previously filed with the Securities and Exchange Commission as Exhibit 1, to Amendment No. 1 of Schedule 13G, filed on May 15, 2007, which is hereby incorporated by reference herein.
(2)	As Attorney-in-fact for Peter Fuchs, pursuant to the Power of Attorney previously filed with the Securities and Exchange Commission as Exhibit 2, to Amendment No. 1 of Schedule 13G, filed on May 15, 2007, which is hereby incorporated by reference herein.
(3)	As Attorney-in-fact for Alex Max Schmidheiny, pursuant to the Power of Attorney previously filed with the Securities and Exchange Commission as Exhibit 1 to Schedule 13D, filed on May 31, 2007, which is hereby incorporated by reference herein.
(4)	As Attorney-in-fact for Roberto Artavia Loria, pursuant to the Power of Attorney previously filed with the Securities and Exchange Commission as Exhibit 4, to Amendment No. 1 of Schedule 13G, filed on May 15, 2007, which is hereby incorporated by reference herein.

Index to Exhibits

Exhibit No.	Exhibit
1	Powers of Attorney, dated April 19, 2007, for Christian Verling and Rafael Morice. Previously filed as Exhibit 1 to Amendment No. 1 of Schedule 13G, filed on May 15, 2007 and incorporated herein by reference.

2	Power of Attorney, dated April 19, 2007, for Peter Fuchs. Previously filed as Exhibit 2 to Amendment No. 1 of Schedule 13G, filed on May 15, 2007 and incorporated herein by reference.

3	Power of Attorney, dated May 25, 2007, for Alex Max Schmidheiny. Previously filed as Exhibit 1 to Schedule 13D, filed on May 31, 2007 and incorporated herein by reference.

4	Power of Attorney, dated April 19, 2007, for Roberto Artavia Loria. Previously filed as Exhibit 4 to Amendment No. 1 of Schedule 13G, filed on May 15, 2007 and incorporated herein by reference.

5	Joint Filing Agreement among Nueva Holding Inc., Foralco Holding Inc., GN Holding S.A., GN Inversiones Limitada, Grupo Nueva S.A., Inversiones Forestales Los Andes, S.A., the VIVA Trust, Bamont Trust Company Limited, as Trustee of the VIVA Trust, Alex Max Schmidheiny, the Advisory Committee of the VIVA Trust, and Roberto Artavia Loria, as Protector of the VIVA Trust.

SCHEDULE A

Set forth below are the names, business address, positions and citizenship of the Directors and executive officers of Nueva Holding Inc.

Name	Occupation	Position	Business Address	Citizenship
Roberto Salas	Executive	CEO and Chairman of the Board	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Ecuador

Julio Moura	Mechanical Engineer	Member of the Board	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Switzerland/Brazil

Frank Ch. Gulich	Executive	Member of the Board	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Switzerland

Wencesalo Casares	Executive	Member of the Board	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Argentina

Carlos Marín	Executive	Attorney-in-fact	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Chile

Andreas Torgler	Executive	Attorney-in-fact	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Chile

Set forth below are the names, business address, positions and citizenship of the Directors and executive officers of Foralco Holding Inc.

Name	Occupation	Position	Business Address	Citizenship
Roberto Salas	Executive	Member of the Board	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Ecuador

Carlos Marín	Executive	Member of the Board and Attorney-in-fact	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Chile

Andreas Torgler	Executive	Member of the Board and Attorney-in-fact	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Switzerland

Renato Daziano	Executive	Attorney-in-fact	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Chile

Set forth below are the names, business address, positions and citizenship of the Directors and executive officers of GN Holding S.A. and GN Inversiones Limitada.

Name	Occupation	Position	Business Address	Citizenship
Roberto Salas	Executive	Member of the Board and Attorney-in-fact	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Ecuador

Carlos Marín	Executive	Member of the Board and Attorney-in-fact	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Chile

Andreas Torgler	Executive	Member of the Board and Attorney-in-fact	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Switzerland

Renato Daziano	Executive	Attorney-in-fact	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Chile

Jessica Castillo	Management	Attorney-in-fact	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Chile

Set forth below are the names, business address, positions and citizenship of the Directors and executive officers of Grupo Nueva S.A. and Inversiones Forestales Los Andes, S.A.

Name	Occupation	Position	Business Address	Citizenship
Roberto Salas	Executive	President, CEO and Member of the Board	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Ecuador

Carlos Marín	Executive	Vice President, CFO and Member of the Board	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Chile

María Emilia Correa	Executive	Vice President of Social and Environmental Responsibility	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Colombia

Rosangela Mac Cord Faria	Executive	Director of Risks & Audits	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Brazil

Andreas Torgler	Executive	Member of the Board and Attorney-in-fact	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Switzerland

Renato Daziano	Executive	Member of the Board and Attorney-in-fact	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Chile

Jessica Castillo	Management	Attorney-in-fact	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Chile

Francisco Ugarte	Lawyer	Attorney-in-fact	3650 Apoquindo Avenue 11th floor, Las Condes Santiago, Chile	Chile

Set forth below are the names, business address, positions and citizenship of the Directors and executive officers of Inversiones VIVA Finance S.A., BVI.

Name	Occupation	Position	Business Address	Citizenship
Christian Verling	Executive	Director and President	Pasea Estate Road Town, Tortola, BVI	Liechtenstein

Christena Pazos	Executive	Director and Secretary	Pasea Estate Road Town, Tortola, BVI	United States of America

Silvia Gallo	Executive	Director and Treasurer	Pasea Estate Road Town, Tortola, BVI	United States of America

Set forth below are the names, business address, positions and citizenship of the Directors and executive officers of Bamont Trust Company Limited.

Name	Occupation	Position	Business Address	Citizenship
Christian Verling	Executive	Director	Bahamas Financial Centre, Shirley & Charlotte Streets Nassau New Providence The Bahamas	Liechtenstein

Rafael Morice	Chemical Engineer	Director	Bahamas Financial Centre, Shirley & Charlotte Streets Nassau New Providence The Bahamas	Costa Rica

Christena Pazos	Executive	President and Managing Director	Bahamas Financial Centre, Shirley & Charlotte Streets Nassau New Providence The Bahamas	United States of America

Peter Higgs	Attorney	Director	Bahamas Financial Centre, Shirley & Charlotte Streets Nassau New Providence The Bahamas	Bahamas

Set forth below are the names, business address, positions and citizenship of the Directors and executive officers of the Advisory Committee of the VIVA Trust.

Name	Occupation	Position	Business Address	Citizenship
Peter Albert Fuchs	Independent Consultant	Chairman	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Switzerland

Wenceslao Casares	President of Fundación Síntesis	Member	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Argentina

Antonio Manuel Espinoza Lees	Management	Member	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	Paraguay

Jonathan Lash	President of Word Resources Institute	Member	Sandringham House 83 Shirley Street Nassau New Providence The Bahamas	United States of America